[redacted]

09046377

SEC
Mail Processing
Section

JUN 12 2009

Washington, DC
121

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Departure of Chief Legal Officer and Company Secretary"

Released: 27 May 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 6/24

FOSTER'S GROUP

27 May 2009

DEPARTURE OF CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Foster's Group Limited (Foster's) today announced that Martin Hudson, Chief Legal Officer and Company Secretary, will leave Foster's on 3 July 2009.

Martin joined Foster's in 2005 following the acquisition of Southcorp Limited where he had served four years as Company Secretary and Chief Legal Officer.

"Martin played a significant role in leading our governance, legal and risk management functions, most recently establishing our global Occupational Health & Safety Council, said Foster's CEO, Ian Johnston. "On behalf of the Company, I thank Martin for his contribution to the Group and wish him every success for the future."

A selection process is now underway for Martin's replacement.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623